UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25
SEC FILE NUMBER
000-50218
NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  September 30, 2014
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Caspian Services, Inc.
Full Name of Registrant
n/a
Former Name if Applicable
2319 Foothill Drive, Suite 160
Address of Principal Executive Office (Street and Number)
Salt Lake City, Utah 84109
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report of the registrant on Form 10-K could not be timely filed because management requires additional time to compile and verify the data required to be included in the report.  The report will be filed within fifteen calendar days of the date the original report was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Alexey Kotov	801	746-3700
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that during the fiscal year ended September 30, 2014 total revenues will have decreased approximately 10% compared to the fiscal year ended September 30, 2013.  This decrease is attributable to decreases in vessel and geophysical services revenues of approximately 17% and 3%, respectively.  The Company anticipates marine base revenue will have increased approximately 42%.

The Company believes that total costs and operating expenses will be essentially flat decreasing approximately 5% during the twelve months ended September 30, 2014.

The Company expects to realize a loss from operations for the year ended September 30, 2014 of approximately $4.4 million compared to loss from operations of approximately $3.2 million during the year ended September 30, 2013. This increase in loss from operations is largely attributable to the decreases in vessel and geophysical services revenues, which outpaced the decrease in total costs and operating expenses.

During fiscal 2014 the Company expects to realize net other expense of approximately $14.7 million compared to net other expense of approximately $6.6 million during fiscal 2013.  This increase in net other expense is largely attributable to an anticipated increase in foreign currency transaction loss of approximately $6 million and an anticipated decrease in net other non-operating income of approximately $1.9 million.

During fiscal 2014 the Company anticipates realizing a net loss attributable to Caspian Services of approximately $16.6 million, compared to a net loss attributable to Caspian Services of $11.5 million, during fiscal 2013.  The Company anticipates realizing total comprehensive loss of approximately $22.2 million during fiscal 2014 compared to $12.3 million during fiscal 2013.

Caspian Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 29, 2014	By:	/s/ Alexey Kotov
Alexey Kotov
Chief Executive Officer